UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

EVOLVE TRANSITION INFRASTRUCTURE LP

(Name of Issuer)

Common Units Representing
Limited Partner Interests
(Title of Class of Securities)

79971C201
(CUSIP Number)

Michael A. Keuss
c/o Evolve Transition Infrastructure LP
1360 Post Oak Boulevard, Suite 2400
Houston, Texas 77056
(713) 783-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 79971C201

1	NAMES OF REPORTING PERSONS Michael A. Keuss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,224,432
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,224,432
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,224,432
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%(1)
14	TYPE OF REPORTING PERSON IN

1 Based on 114,165,219 Common Units issued and outstanding as of December 1, 2021.

Item 1. Security and Issuer

       This Schedule 13D (this “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(a) with respect to the common units (the “Common Units”) representing limited partner interests in Evolve Transition Infrastructure LP (the “Issuer”) that the Reporting Person is deemed to beneficially own. The Issuer’s principal executive offices are located at 1360 Post Oak Boulevard, Suite 2400, Houston, Texas 77056.

Item 2. Identity and Background

(a)	This statement is being filed by Michael A. Keuss.

(b)	The business address of Mr. Keuss is:

c/o Evolve Transition Infrastructure LP
1360 Post Oak Blvd, Suite 2400
Houston, Texas 77056

(c)	As of December 1, 2021, the principal occupation of Mr. Keuss is as President and Chief Operating Officer of Evolve Transition Infrastructure GP LLC, a Delaware limited liability company (the “General Partner”). The General Partner’s principal executive office is 1360 Post Oak Blvd, Suite 2400, Houston, Texas 70056. The General Partner is the sole general partner of the Issuer and the Issuer is a publicly-traded limited partnership focused on the acquisition, development, ownership and operation of infrastructure critical to the transition of energy supply to lower carbon sources. Mr. Keuss is also the President of HOBO Renewable Diesel LLC (“HOBO”), a privately-owned energy infrastructure developer. HOBO’s principal executive office is 1300 Post Oak Blvd, Suite 1350, Houston, Texas 77056.

(d)	During the past five years, Mr. Keuss has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Keuss has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Keuss is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

       On November 3, 2021, Mr. Keuss entered into an Executive Services Agreement with the General Partner. The Executive Services Agreement provided that Mr. Keuss would be hired as an employee of the General Partner as of November 3, 2021 before transitioning into his role as President and Chief Operating Officer of the General Partner effective December 1, 2021. On November 3, 2021, the Board of Directors of the General Partner (the “Board”) adopted the Evolve Transition Infrastructure LP 2021 Equity Incentive Award Plan (the “Inducement Plan”) and reserved 14,100,000 Common Units for issuance pursuant to equity awards granted under the Inducement Plan. The Inducement Plan is incorporated by reference herein as Exhibit A. The Inducement Plan was adopted without unitholder approval pursuant to Section 711 of the NYSE American Company Guide. In connection with his entrance into employment with the General Partner, Mr. Keuss received an inducement award under the Inducement Plan of 5,755,056 Common Units (the “Inducement Award Units”). The award of the Inducement Award Units was approved by the Board on November 3, 2021. The Inducement Award Units were paid in the form of restricted units under the Inducement Plan which vest in three tranches. With respect to each tranche there is (i) a primary vesting schedule which is tied to satisfaction of certain conditions set forth in that certain Framework Agreement, between the Issuer and HOBO (the “Framework Agreement”), which is incorporated by reference herein as Exhibit B, and (ii) an alternative vesting schedule that may apply upon satisfaction of certain performance metrics relating to total unitholder return.

Also in connection with his entrance into employment with the General Partner, Mr. Keuss received an equity award under the Issuer’s Long-Term Incentive Plan (the “LTIP”) of 1,469,376 Common Units (the “LTIP Award Units” and together with the Inducement Award Units, the “Award Units”). The LTIP is incorporated by reference herein as Exhibit C. The award of the LTIP Award Units was approved by the Board on November 3, 2021. The LTIP Award Units were paid in the form of restricted units under the LTIP which vest in three tranches. Similar to the Inducement Award Units, each tranche has (i) a primary vesting schedule which is tied to satisfaction of certain conditions set forth in the Framework Agreement, and (ii) an alternative vesting schedule that may apply upon satisfaction of certain performance metrics relating to total unitholder return.

Item 4. Purpose of Transaction

       The information set forth in Items 5 and 6 is incorporated into this Item 4 by reference.

       Mr. Keuss became the beneficial owner of more than 5% of the outstanding Common Units of the Issuer upon his receipt on of the Award Units approved by the Board. Mr. Keuss acquired the Inducement Award Units as an inducement material to entering into employment with the General Partner. Mr. Keuss acquired the LTIP Award Units in connection with entering into employment with the General Partner. Starting December 1, 2021, in his capacity as the President and Chief Operating Officer of the General Partner, Mr. Keuss intends to participate in and influence the affairs of the Issuer.

       Except to the extent the foregoing may be deemed a plan or proposal, Mr. Keuss has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Mr. Keuss may, at any time and from time to time, review or reconsider his position and/or change his purpose.

Item 5. Interest in Securities of the Issuer

       The information set forth in Items 4 and 6 is incorporated into this Item 5 by reference.

(a)	The aggregate number of Common Units to which this Schedule 13D relates is 7,224,432 Common Units. As of December 1, 2021, there were 114,165,219 Common Units issued and outstanding. As of December 1, 2021, Common Units held by Mr. Keuss represent approximately 6.3%.

(b)	Mr. Keuss is the beneficial owner of, and has the sole power to vote or direct the vote, and once such Common Units are fully vested, to dispose or to direct the disposition of, 7,224,432 Common Units.

(c)	Except for the transactions described herein, Mr. Keuss has not effected any transaction in Common Units during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

       The information set forth in Item 3 is incorporated into this Item 6 by reference.

       Set forth below are the contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Keuss and any other persons with respect to any securities of the Issuer.

       Under the terms of the Third Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of August 2, 2019, between the General Partner and any other persons who become partners in the partnership (the “Third A&R Partnership Agreement”), which is incorporated by reference herein as Exhibit D, as amended by that certain Letter Agreement, dated November 16, 2020, by and between the Issuer, the General Partner and Stonepeak Catarina Holdings LLC (the “Letter Agreement”), which is incorporated by reference herein as Exhibit E, and as further amended by Amendment No. 1 to the Third A&R Partnership Agreement (“Amendment No. 1”), which is is incorporated by reference herein as Exhibit F (the Third A&R Partnership Agreement, as amended by the Letter Agreement and Amendment No. 1, the “Partnership Agreement”). The holders of Common Units are entitled to participate in partnership distributions and exercise the rights and privileges provided to limited partners under the Partnership Agreement. The description of the relative rights and privileges of holders of Common Units to partnership distributions and the rights and privileges of limited partners under the Partnership Agreement, including voting rights, is included in the Partnership Agreement. Mr. Keuss is entitled to receive his pro rata portion of the distributions the Issuer makes in respect of its Common Units, if any.

       Mr. Keuss has received (i) the Inducement Award Units pursuant to the Inducement Plan, the terms of which are described in the Inducement Award Agreement Relating to Restricted Units (the “Inducement Award Agreement”) incorporated by reference herein as Exhibit G, and (ii) the LTIP Award Units pursuant to the LTIP, the terms of which are described in the Award Agreement Relating to Restricted Units (the “LTIP Award Agreement” and, together with the Inducement Award Agreement, the “Award Agreements”), incorporated by reference herein as Exhibit H. The Award Units are all restricted units. As such, the Award Units vest in accordance with the vesting schedule in the Inducement Award Agreement or LTIP Award Agreement, as applicable. Except in connection with a Change in Control (as defined in the LTIP) or in the discretion of the Board, any unvested Award Units will be forfeited upon such time as Mr. Keuss is no longer an officer, employee, consultant or director of the Issuer, the General Partner, any of their affiliates or any other person performing bona fide services for the Issuer and its subsidiaries; provided, that a pro-rata portion of Mr. Keuss’ unvested Award Units shall remain eligible for vesting pending achievement of the applicable conditions or performance metrics described in each of the Award Agreements upon the occurrence of Mr. Keuss’ Involuntary Termination (as defined in each of the Award Agreements) or death.

Item 7. Material to Be Filed as Exhibits

Exhibit A*	Evolve Transition Infrastructure LP 2021 Equity Inducement Award Plan, effective as of November 3, 2021.

Exhibit B	Framework Agreement, dated as of November 3, 2021, by and between Evolve Transition Infrastructure LP and HOBO Renewable Diesel LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Evolve Transition Infrastructure LP on November 9, 2021, File No. 001-33147).

Exhibit C	Sanchez Production Partners LP Long-Term Incentive Plan (incorporated herein by reference to Exhibit 4.6 to the Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed by Sanchez Production Partners LP on March 6, 2015, File No. 333-198440).

Exhibit D	Third Amended and Restated Agreement of Limited Partnership of Sanchez Production Partners LP (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Sanchez Midstream Partners LP on August 5, 2019, File No. 001-33147).

Exhibit E	Letter Agreement, dated November 16, 2020, by and between Sanchez Midstream Partners LP, Sanchez Midstream Partners GP LLC and Stonepeak Catarina Holdings LLC (incorporated herein by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q filed by Sanchez Midstream Partners LP on November 16, 2020, File No. 001-33147).

Exhibit F	Amendment No. 1 to Third Amended and Restated Agreement of Limited Partnership of Sanchez Production Partners LP (incorporated herein by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by Evolve Transition Infrastructure LP on February 26, 2021, File No. 001-33147).

Exhibit G	Inducement Award Agreement Relating to Restricted Units, dated November 3, 2021, between Mike Keuss and Evolve Transition Infrastructure GP LLC (incorporated herein by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by Evolve Transition Infrastructure LP on November 9, 2021, File No. 001-33147).

Exhibit H	Award Agreement Relating to Restricted Units, dated November 3, 2021, between Mike Keuss and Evolve Transition Infrastructure GP LLC (incorporated herein by reference to Exhibit 10.11 to the Current Report on Form 8-K filed by Evolve Transition Infrastructure LP on November 9, 2021, File No. 001-33147).

* Filed herewith.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 2021

/s/ Michael A. Keuss
Name:	Michael A. Keuss